Exhibit 99.1

Dada Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

SHANGHAI, China, January 27, 2025 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand retail and delivery platform, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated January 25, 2025, from JD.com, Inc. (“JD” or the “Buyer”), to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”), including the Ordinary Shares represented by the American Depositary Shares of the Company (the “ADSs”, each representing four Ordinary Shares), that are not already beneficially owned by the Buyer for a proposed purchase price of US$2.0 per ADS, or US$0.5 per Ordinary Share, in cash (the “Proposed Transaction”). The proposed price represents a premium of approximately 42% to the closing price on the most recent trading day prior to the date of the Proposal Letter. A copy of the Proposal Letter is attached hereto as Exhibit A.

The Board has formed a special committee (the “Special Committee”) consisting of three independent and disinterested directors, Baohong Sun, Laura Marie Butler and Jian Han, to evaluate and consider the Proposed Transaction. Laura Marie Butler will chair the Special Committee. The Special Committee intends to retain advisors, including an independent financial advisor and independent legal counsel, to assist it in its evaluation.

The Company cautions that the Board has just received the Proposal Letter and has not made any decisions with respect to the Proposal Letter and the Proposed Transaction. There can be no assurance that the Buyer will make any definitive offer to the Company, that any definitive agreement relating to the Proposal Letter will be entered into between the Company and the Buyer, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Dada Nexus Limited

Dada Nexus Limited is China’s leading local on-demand retail and delivery platform. It operates JD NOW, formerly known as JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada NOW, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The vast volume of on-demand delivery orders from the JD NOW platform increases order volume and density for the Dada NOW platform. Meanwhile, the Dada NOW platform enables improved delivery experience for participants on the JD NOW platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure.

For more information, please visit https://ir.imdada.cn/.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Dada Nexus Limited

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749-0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Exhibit A

January 25, 2025

Board of Directors
Dada Nexus Limited (the “Company”)
22/F, Oriental Fisherman’s Wharf
No. 1088 Yangshupu Road
Yangpu District, Shanghai 200082
People’s Republic of China

Dear Sirs/Madams:

We, JD.com, Inc., are pleased to submit this preliminary non-binding proposal to acquire all the outstanding ordinary shares (the “Ordinary Shares”) of the Company not already owned by our wholly owned entities JD Sunflower Investment Limited and Windcreek Limited (the “JD Shareholders”), in a going-private transaction (the “Acquisition”). The JD Shareholders currently beneficially own more than 60% of the total issued and outstanding Ordinary Shares (including American depositary shares, or ADSs, each representing four Ordinary Shares) of the Company.

We believe our proposal of US$2.0 in cash per ADS provides a compelling opportunity to the Company’s shareholders. This price represents a premium of approximately 42% to the closing price of the ADSs on the most recent trading day.

The terms and conditions on which we are prepared to pursue the Acquisition are as follows.

1.       Purchase Price. Our proposed purchase price is US$2.0 per ADS (or US$0.5 per Ordinary Share) in cash.

2.       Funding. We intend to fund the Acquisition with cash funded by the JD Shareholders or other JD.com, Inc. entities. We do not currently anticipate requiring debt financing.

3.       Due Diligence. We have the required experience in structuring and consummating transactions of similar nature and expect to complete confirmatory due diligence on an expedited basis.

4.       Definitive Agreements. We are prepared to negotiate and finalize definitive agreements expeditiously. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for a transaction of this type.

5.       Process. We believe that the Acquisition will provide clear value to the Company’s shareholders. We recognize of course that the board of directors of the Company will evaluate the proposed Acquisition independently before it can make a determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Ordinary Shares (including ADSs) that the JD Shareholders do not already own, and that we do not intend to sell our stake in the Company to any third party.

6.       Confidentiality. We may, if required by law, file a Schedule 13D amendment to disclose this proposal. We are sure you will agree that it is in our mutual interests to ensure that we conduct our discussion with respect to the Acquisition in a confidential manner (unless disclosure is required by law) until we have executed the definitive agreements or terminated our discussion.

7.       Not a Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of definitive agreements, and then will be on the terms provided in such documentation.

* * * * *

In closing, we would like to express our commitment to working together with you to bring this Acquisition to fruition. Should you have any questions regarding this proposal, please contact us. We look forward to hearing from you.

Sincerely,

JD.com, Inc.

By:	/s/ Sandy Ran Xu
Name:	Sandy Ran Xu
Title:	Chief Executive Officer